ORIGINAL

14007963

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-51852

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NorthEast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

White Plains, New York

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2013

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Contents

Year Ended December 31, 2013 — *Pages*

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
NorthEast Community Bank
Employees' Savings &
Profit Sharing Plan and Trust
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Melville, New York
June 26, 2014

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2013	2013	2012
Assets		
Investments, at fair value	**$ 5,365,280**	$ 4,208,592
Notes Receivable from Participants	**276,254**	109,705
Adjustment from Fair Value to Contract Value for Benefit-Responsive Investment Contract (Note 10)	**(4,649)**	(11,272)
Total Net Assets Available for Benefits	**$ 5,636,885**	$ 4,307,025

See notes to financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:	
Net appreciation in fair value of investments	$ 803,415
Realized gain on investments	20,073
Interest and dividends	251,312
	1,074,800
Contributions:	
Participants' contributions	331,933
Participant rollover contributions	18,252
Total Contributions	350,185
Total Additions	1,424,985
Deductions:	
Benefits paid to participants	92,401
Administrative expenses	2,724
Total	95,125
Net Increase	1,329,860
Net Assets Available for Benefits, beginning of year	4,307,025
Net Assets Available for Benefits, end of year	$ 5,636,885

See notes to financial statements.

1. Description of the Plan

The following description of the NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is sponsored by NorthEast Community Bancorp, Inc. (the "Company") and was adopted in October 2003. The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") covering all employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions - Each year, participants may contribute up to 100% of their annual compensation, as defined in the Plan or the applicable dollar amount up to the annual IRC dollar limit ($17,500 in 2013). Pursuant to Economic Growth and Tax Relief Reconciliation Act, all participants who attained the age of 50 before the close of the Plan year are eligible to make additional "catch-up" contributions. Participants may also transfer to their accounts amounts representing distributions from other qualified defined benefit or contribution plans.

Participant accounts - Each participant's account is credited with the participant's contribution. Investment income by fund is allocated to individual accounts based on the proportion each account bears to the total of all account balances with the fund which earned the income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Management of the funds - All of the investment assets of the Plan are held in a trust for the exclusive benefit of participants and their beneficiaries under the Plan. Contributions are invested in investment funds, as directed by the Plan participants. Participants may change their investment elections at any time.

Vesting - Participants are immediately vested in their contributions and rollover accounts plus actual earnings thereon. Prior to 2006, the Company offered a discretionary profit sharing contribution. Upon the elimination of the employer profit sharing contribution, participants were considered to be 100% vested in their share of employer contributions.

Notes receivable from participants - Participants may borrow from their fund accounts the lesser of $50,000 or 50% of the vested portion of their account balance. Loan terms range from one to five years for regular loans and the Plan administrator can extend loan terms beyond five years to a maximum of ten years for loans used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits - Participants are entitled to receive a distribution of their interest in the Plan upon termination of employment, retirement, in the event they became disabled or in the event of financial hardship as defined by the Plan. The beneficiary or beneficiaries of a participant's interest are entitled to receive a distribution of such interest in the Plan upon the death of the respective participant.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes receivable from participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - Principally all Plan expenses are paid by the Company, except with respect to investment charges and loan fees, which are allocated directly to participants.

Managed income portfolio - As described in the authoritative guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts, as well as, the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis (see Note 10).

Subsequent events - The Plan has evaluated subsequent events through June 26, 2014, the date the financial statements were available to be issued, for inclusion or disclosure in the financial statements.

3. Investments

The following presents investments, at fair value, at December 31, 2013 and 2012 that represent 5% or more of the Plan's net assets:

December 31,	**2013**	2012
Fidelity Capital Appreciation	$ **804,824**	$ 615,502
NE Community Bank Stock	**599,370**	438,350
Fidelity Dividend Growth	**482,748**	356,429
Spartan 500 Index Advantage	**461,911**	334,397
T. Rowe Price Equity Income Advisors	**386,312**	290,921
Fidelity Managed Income Portfolio	**308,454**	393,896
Fidelity International Discovery	**293,436**	234,193
Fidelity Real Estate Investors Fund	**281,211**	283,175

4. Fair Value Measurements

The authoritative provisions of *"Fair Value Measurements"* establishes a framework for measuring fair value for the Plan's financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Plan's assets that are measured at fair value on a recurring basis as of December 31, 2013 and 2012, and indicates the fair value hierarchy of the valuation techniques the Plan utilized to determine such fair value:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from and corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full-term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

Mutual funds - Valued at the net asset value ("NAV") of shares held by the Plan at year end, which are based on the fair market value of the underlying securities or investments in the funds.

Managed income portfolio - Valued at the contracts' proportionate share of the fair value of the underlying separate accounts, which are invested in various bond funds comprised of varying yields, investment grades and maturity dates, all of which are valued at the fair market value of the underlying securities or investments in the funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by the level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis:

December 31, 2013	**Total**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Mutual funds:				
Large U.S. equity	$ 2,739,781	$ 2,739,781	$ -	$ -
Small/Mid U.S. equity	1,235,721	1,235,721	-	-
Balanced/Asset allocation	572,244	572,244	-	-
Fixed income	200,002	200,002	-	-
International equity	309,078	309,078	-	-
Total mutual funds	5,056,826	5,056,826	-	-
Managed income portfolio	308,454	-	308,454	-
Total	$ 5,365,280	$ 5,056,826	$ 308,454	$ -

December 31, 2012	Total	Level 1	Level 2	Level 3
Assets:				
Mutual funds:				
Large U.S. equity	$ 2,013,533	$ 2,013,533	$ -	$ -
Small/Mid U.S. equity	957,842	957,842	-	-
Balanced/Asset allocation	408,099	408,099	-	-
Fixed income	189,196	189,196	-	-
International equity	246,026	246,026	-	-
Total mutual funds	3,814,696	3,814,696	-	-
Managed income portfolio	393,896	-	393,896	-
Total	$ 4,208,592	$ 3,814,696	$ 393,896	$ -

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2013 and 2012.

5. Amount owed to Participants Withdrawing From the Plan

As of December 31, 2013 and 2012, there were no amounts owed to participants who have withdrawn from the Plan.

6. Related Party Transactions

Investments are in mutual funds or managed income portfolio funds, certain of which are managed by Fidelity, or in the Plan sponsor's common stock. Fidelity is the trustee as defined by the Plan and the Company is the Plan sponsor. Therefore, such transactions qualified as party-in-interest. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

8. Tax Status

The Plan sponsor adopted a non-standardized prototype plan effective February 15, 2010, which received an Internal Revenue Service opinion letter dated March 31, 2008, in which the Internal Revenue Service stated that the restated prototype plan document was in compliance with the applicable sections of the IRC. The Plan has since been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9. Risks and Uncertainties

The Plan invests in various investments. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

10. Investment Contract with Insurance Company

The Plan has an investment in a stable value asset fund that is a benefit-responsive investment contract with Fidelity Group Trust for Employee Benefit Plans ("Fidelity Group Trust"). Fidelity Group Trust maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity Group Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $308,454 and $393,896, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) material Plan amendments (including partial or complete termination of the Plan or merger of the Plan with another plan); (2) the failure of the Plan's trust to qualify for exemption from federal income taxes or any required prohibited exemption under ERISA; (3) changes in the Plan's prohibition on competing investment options; (4) the closing of a plant, facility, or other business unit of the Plan sponsor or the bankruptcy of the plan sponsor. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract permits the insurance company to terminate the agreement prior to the scheduled maturity date, with the payment equal to the lesser of the guaranteed value or the fair value at that point in time.

Average Yields	**2013**	2012
Based on Actual Earnings	**0.89%**	**1.05%**
Based on Interest Rate Credited to Participants	**1.54%**	**1.70%**

11. Reconciliation of Financial Statements to Form 5500

The differences between the information reported in the financial statements and the information reported in Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

The following is a reconciliation of the increase in net assets available for benefits:

Year Ended December 31, 2013		
Net Increase per Form 5500	$	1,323,237
Change in Contract Value versus Fair Value in Managed Income Portfolio, current year		6,623
Net Increase, accrual basis of accounting	$	1,329,860

The following is a reconciliation of net assets available for benefits as of:

December 31,		**2013**		2012
Net Assets per Form 5500	**$**	**5,641,534**	$	4,318,297
Adjustment to Contract Value versus Fair Value in Managed Income Portfolio		**(4,649)**		(11,272)
Total Net Assets Available for Benefits	**$**	**5,636,885**	$	4,307,025

NORTHEAST COMMUNITY BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Schedule H, Part IV, Line 4i; (EIN): 13-0736530; (PN): 002

Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Party Involved	(c) Description of Investments	(d) Cost	(e) Current Value
	Registered Investment Companies:			
*	Fidelity Capital Appreciation	Mutual Fund		$ 804,824
*	NE Community Bank Stock	Equity Security		599,370
*	Fidelity Dividend Growth	Mutual Fund		482,748
*	Spartan 500 Index Advantage	Mutual Fund		461,911
	T. Rowe Price Equity Income Advisor	Mutual Fund		386,312
*	Fidelity Managed Income Portfolio	Stable Asset Fund		308,454
*	Fidelity International Discovery	Mutual Fund		293,436
*	Fidelity Real Estate Investors Fund	Mutual Fund		281,211
*	Fidelity Spartan U.S. Bond Index Advisor	Mutual Fund		193,654
*	Fidelity Freedom 2035	Mutual Fund		175,143
*	Fidelity Select Natural Resources	Mutual Fund		174,777
*	Fidelity Blue Chip Growth	Mutual Fund		161,064
*	Fidelity Select Healthcare	Mutual Fund		154,058
	T. Rowe Price Small-Cap Value Advisors	Mutual Fund		142,974
*	Fidelity Select Technology	Mutual Fund		131,750
*	Fidelity Freedom 2005	Mutual Fund		89,982
*	Fidelity Select Industrials	Mutual Fund		85,837
*	Fidelity Select Utilities	Mutual Fund		41,576
*	Fidelity Freedom 2050	Mutual Fund		40,818
*	Fidelity Freedom 2020	Mutual Fund		39,970
*	Fidelity Freedom 2040	Mutual Fund		39,792
*	Fidelity Freedom 2015	Mutual Fund		34,729
	Oakmark Equity Income I	Mutual Fund		34,551
*	Fidelity Select Financial	Mutual Fund		34,439
*	Fidelity Freedom 2045	Mutual Fund		26,171
*	Fidelity Freedom 2025	Mutual Fund		25,668
*	Fidelity Freedom 2000	Mutual Fund		24,915
*	Fidelity Freedom 2030	Mutual Fund		19,287
*	Fidelity Freedom 2055	Mutual Fund		18,261
*	Fidelity Select Consumer Discretionary	Mutual Fund		13,151
	Invesco Developing Markets A	Mutual Fund		9,277
*	Fidelity Low Priced Stock	Mutual Fund		8,938
*	Fidelity Spartan International Index Advisor	Mutual Fund		6,365
	Pimco Total Return Admin	Mutual Fund		5,073
*	Fidelity Stock Select Mid-Cap Growth	Mutual Fund		4,161
*	Fidelity Spartan Extended Market Index Advisor	Mutual Fund		3,433
*	Fidelity Freedom Income	Mutual Fund		2,968
*	Fidelity Freedom 2010	Mutual Fund		2,957
*	Fidelity High Income	Mutual Fund		1,275
				$ 5,365,280
	Participant loans, various maturity dates through July 2018, bearing interest at rates ranging from 3.25% to 10%.			$ 276,254

* Indicates party-in-interest transaction.

Note: Column (d) cost information is not required when reporting investments directed by participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 26, 2014

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

By: Donna J. Lockwood
Plan Administrator

Consent of Independent Registered Public Accounting Firm

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
125 Baylis Road, Suite 300
Melville, NY 11747-3823
tel 631 752 7400
fax 631 752 1742
bakertilly.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-132543) of NorthEast Community Bancorp, Inc. of our report dated June 26, 2014, relating to the financial statements and supplemental schedule, which appears in this Annual Report on Form 11-K, of the NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2013.

BAKER TILLY VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP

Melville, New York
June 26, 2014

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